EXHIBIT 99.1

Media Release

March 31, 2021

TELUS announces closing of C$1.3 billion equity offering

Vancouver, B.C. – TELUS Corporation (“TELUS” or the “Company”) (TSX-T, NYSE-TU) announced today the closing of its bought deal offering (the “Offering”) of common shares (the “Common Shares”) announced on March 25, 2021. The Company sold an aggregate of 51,300,000 Common Shares for total gross proceeds of C$1.3 billion. The Common Shares were offered through a syndicate of underwriters led by RBC Capital Markets and CIBC Capital Markets, together with BMO Capital Markets, Scotiabank and TD Securities Inc. as joint bookrunners.

Proceeds of the Offering will be used to further strengthen the Company’s balance sheet and, principally, to capitalize on a unique strategic opportunity to accelerate its broadband capital investment program, including the substantial advancement of the build-out of TELUS PureFibre infrastructure in Alberta, British Columbia and Eastern Quebec, as well as an accelerated roll-out of the Company’s national 5G network.

This media release does not constitute an offer to sell or the solicitation of an offer to buy the Common Shares, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About TELUS

TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications technology company with $16 billion in annual revenue and 16 million customer connections spanning wireless, data, IP, voice, television, entertainment, video, and security. We leverage our global-leading technology and compassion to enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. In 2020, TELUS was recognized as having the fastest wireless network in the world, reinforcing our commitment to provide Canadians with access to superior technology that connects us to the people, resources and information that make our lives better. TELUS Health is Canada’s leader in digital health technology, improving access to health and wellness services and revolutionizing the flow of health information across the continuum of care. TELUS Agriculture provides innovative digital solutions throughout the agriculture value chain, supporting better food outcomes from improved agri-business data insights and processes.

TELUS International (TSX and NYSE: TIXT) is a leading digital customer experience innovator that delivers next-generation AI and content management solutions for global brands across the technology and games, ecommerce and FinTech, communications and media, healthcare, travel and hospitality sectors. TELUS and TELUS International operate in 25+ countries around the world.

For more information, please contact:

Investor Relations

Robert Mitchell

(647) 837-1606

ir@telus.com

Media Relations

Steve Beisswanger

514-865-2787

Steve.Beisswanger@TELUS.com

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